                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                               NEON Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   640509105
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 4

                    ----------------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

-------------------                                           -----------------
CUSIP No. 640509105                                           Page 2 of 4 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                  ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                (b)    [ ]
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   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF              227,356
       SHARES        ----------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY
        EACH                 277,516
      REPORTING      ----------------------------------------------------------
       PERSON           7    SOLE DISPOSITIVE POWER
        WITH
                             227,356
                     ----------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             277,516
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         504,872
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                [ ]
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.3%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        IN-IA-OO**
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

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                                                                     Page 3 of 4

Introduction:  As reported pursuant to an 8-K filed on January 31, 2006 and
------------   more specifically set forth therein by NEON Systems, Inc.
               (the "Issuer"), Progress Software Corporation, a
               Massachusetts corporation ("Progress") announced on January 30,
               2006, that Noble Acquisition Corp. ("Noble"), a Delaware corporation and a wholly owned direct subsidiary of Progress successfully completed its tender offer for all outstanding shares of common stock, of the Issuer, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 19, 2005 (the "Merger"), between Progress, Noble and the Issuer. Following the effective time of the Merger, the Issuer will continue as a wholly owned subsidiary of Progress.
               This calendar year end amendment is being filed to report the beneficial holdings of the reporting person with respect to the Issuer's common stock as of December 31, 2005.

Item 1(a). Name of Issuer:                    NEON Systems, Inc.

Item 1(b). Address of Issuers's Principal     14100 Southwest Freeway, Suite 500
           Executive Offices:                 Sugar Land, Texas 77478

Item 2(a). Name of Person Filing:             Lloyd I. Miller, III

Item 2(b). Address of Principal Business      4550 Gordon Drive, Naples, Florida
           Office or, if None, Residence:     34102

Item 2(c). Citizenship:                       U.S.A.

Item 2(d). Title of Class of Securities:      Common Stock

Item 2(e). CUSIP Number:                      640509105

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 227,356 of the reported securities as the manager of a limited liability company that is the general partner of a certain limited partnership. The reporting person has shared voting and dispositive power with respect to 277,516 of the reported securities as an investment advisor to the trustee of a certain family trust.

           (a)  504,872

           (b)  5.3%

           (c)  (i) sole voting power:  227,356

                (ii) shared voting power:  277,516

                (iii) sole dispositive power:  227,356

                (iv)  shared dispositive power:  277,516

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                     Page 4 of 4

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      Dated:  February 14, 2006            /s/  Lloyd I. Miller, III
                                           -----------------------------------
                                           Lloyd I. Miller, III